Exhibit (a)(1)(x)

Translation from Dutch of a letter from F. ten Dam (Randmeren Tax and Customs Administration/Zwolle Office) to

J.W. de Tombe and C.A. Buys (Baker & McKenzie Amsterdam N.V.), dated May 12, 2009

Reference: LH09/fd/C0157

Subject: Stock option exchange program eBay Netherlands B.V.

Dear Sir/Madam:

Further to your letter dated April 6, 2009 regarding the above-captioned matter, I would like to inform you as follows.

Your letter was initially addressed to the Amsterdam Tax and Customs Administration/Amsterdam Office. As the jurisdiction in respect of your client was transferred to the Randmeren Tax and Customs Administration/Zwolle Office, your letter was forwarded to me for further processing.

Given that the employees in question will waive options they acquired within the framework of the 1999 Global Equity Incentive Plan as approved by the Tax and Customs Administration and, in exchange, will receive restricted stock units, i.e. a conditional commitment to acquire eBay Inc. stock for no consideration, I can approve the program in terms of its taxation on the conditions set out below.

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In exchange for waiving the options granted to them, the employees will receive restricted stock units, the number of which has yet to be determined. If a sum of money or any other remuneration is paid to the employees instead of restricted stock units, the amounts or remunerations/payments in question will be regarded as wages received by the employees in question at the time of payment, and statutory payroll tax and social security contributions will be withheld and paid on them.

•	Neither the employer nor the individual employees will charge any amount in respect of the waiver of options granted to the profit, the wages, or the income.

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The individual employees will notify their respective competent personal income tax inspector of the agreement concluded with their employer regarding the waiver of options and the acquisition of a “stock right,” submitting a copy of the agreement concluded with the employer.

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The employer will provide the competent tax inspector with a statement of the employees in question, stating their address and place of residence, their personal public service number [burgerservicenummer] and respective competent personal income tax inspector, the number of options granted, the number of options covered by the Exchange Offer, and the number of options to be acquired by each of them (please send the statement digitally to f.tendam@belastingdienst.nl or on a digital data carrier by mail).

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The full benefit obtained by the individual employees upon exercising the granted rights to acquire stock will be regarded as wages for the purpose of payroll tax/national insurance contributions, Dutch Health Care Insurance Act [Zorgverzekeringswet] premiums, and employee insurance contributions for the employees in question at the time when the “stock right” is exercised. If no rights to acquire are exercised but the employees receive a certain remuneration/payment instead, that remuneration/payment must be regarded as wages at the time when it is granted.

Furthermore, I approve the text of the EBAY NETHERLANDS B.V. AGREEMENT ON DUTCH TAX AND SOCIAL SECURITY CONTRIBUTIONS FOR EMPLOYEES ELECTING TO PARTICIPATE IN EXCHANGE OFFER enclosed with your letter as an appendix.

I trust that the above provides you with sufficient information.